November 15, 2004


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

                      INTERIM REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                 NISOURCE INC.
                                801 E. 86TH AVE.
                             MERRILLVILLE, IN 46410

                               FILE NO. 70-10169

Gentlemen:

      In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated December 30, 2003, authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended, in those proceedings, the undersigned hereby certifies to the Commission that, during the quarter ended September 30, 2004:

1. The sales of any common stock and the purchase price per share and the market price per share at the date of the agreement of sale

           None

2. The total number of shares of common stock issued or issuable under options granted during the quarter under NiSource's benefit plans or otherwise

           134,800

3. If common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquiror

           None

4. The amount and terms of any long-term debt, preferred stock, preferred securities, equity-linked securities or short-term debt issued directly or indirectly by NiSource

           Please see Exhibit 1

5. The maximum outstanding amount of all borrowings under or investments in the money pool by each money pool participant during the quarter, and the rate or range of rates charged on money pool borrowings and paid on money pool investments

           Please see Exhibit 2

6. The number of shares of common stock issued by Columbia to NiSource and the price per share paid

           None

7. The principal amount, interest rate and maturity of any long-term debt security issued by Columbia to NiSource Finance or other financing subsidiary of NiSource

           None

8. The number of shares of common stock issued by Columbia Maryland to Columbia and the price per share paid

           None

9. The principal amount, interest rate and maturity of any long-term debt security issued by Columbia Maryland to Columbia

           None

10. The amount and terms of any financings consummated by any non-utility subsidiary that are not exempt under Rule 52

          None

11. The name of the guarantor and of the beneficiary of any parent guarantee or non-utility subsidiary guarantee issued, and the amount, terms and purpose of the guarantee

          Please see Exhibit 3

12. The notional amount and principal terms of any interest rate hedge or anticipatory hedge entered into and identity of the parties to such instruments

          None

13. The name, parent company, and amount invested in any new intermediate subsidiary or financing subsidiary

          None

14. A list of Form U-6B-2 statements filed with the Commission, including the name of the filing entity and the date of the filing

         Columbia Energy Group U-6B-2 filed on behalf of Columbia of Ohio Receivables Corporation on August 26, 2004.

         Northern Indiana Public Service Company U-6B-2 filed on behalf of NIPSCO Receivables Corporation on August 26, 2004.

15. Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including NiSource and Columbia, that has engaged in authorized financing transactions during the quarter

         Please see the attached Exhibits 4 through 15 for balance sheets for NiSource, Columbia Energy Group, Northern Indiana Public Service Company, Bay State Gas Company, Northern Utilities, Kokomo Gas and Fuel, Northern Indiana Fuel and Light, Columbia Gas of Kentucky, Columbia Gas of Ohio, Columbia Gas of Pennsylvania Columbia Gas of Virginia and Columbia Gas of Maryland.

16. The calculation of the portion of NiSource's loss that is attributable to interest expense on the Acquisition Debt in tax year 2003 and the allocation of income taxes to each of the members of the consolidated group

         This information was previously filed confidentially pursuant to Rule 104 with an amendment, dated October 1, 2004, to NiSource's Annual Report on Form U5S for the year ended December 31, 2003 (File No. 030-00350).


                                               Very truly yours,


                                               NiSource Inc.


                                               By:   /s/ Jeffrey W. Grossman
                                                  ----------------------------
                                                      Jeffrey W. Grossman
                                                         Vice President

                                                                      EXHIBIT #1


                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                               FILE NO. 70-10169
                                     ITEM #4



                            AMOUNT ISSUED DURING         AMOUNT OUTSTANDING
                            THIRD QUARTER OF 2004        SEPTEMBER 30, 2004       TYPE OF DEBT
COMPANY                        (IN THOUSANDS)              (IN THOUSANDS)         OR SECURITY                   TERMS
------------------------------------------------------------------------------------------------------------------------------------
NiSource Finance Corp.              534,900                      678,400        Short-term Debt      Credit facility advances with
                                                                                                     a weighted average interest
                                                                                                     rate of 2.573%

NiSource Finance Corp.                    -                    5,589,191        Long-term Debt       Various maturity dates and
                                                                                                     weighted average interest rates
------------------------------------------------------------------------------------------------------------------------------------

                                                                      EXHIBIT #2

                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                     ITEM #5



                                              MAXIMUM AMOUNT          MAXIMUM AMOUNT           AVERAGE INTEREST
                                            OUTSTANDING DURING        INVESTED DURING             RATE DURING
SUBSIDIARY (AMOUNTS IN THOUSANDS)         THIRD QUARTER OF 2004    THIRD QUARTER OF 2004     THIRD QUARTER OF 2004
------------------------------------------------------------------------------------------------------------------
Bay State Gas Company                              198,636                     0                    2.17%
Columbia Assurance Agency, Inc.                        N/A                    37                    2.17%
Columbia Accounts Receivable Corporation               N/A                10,073                    2.17%
Columbia Atlantic Trading Corporation                  N/A                   740                    2.17%
Columbia Deep Water Services Company                    38                   351                    2.17%
Columbia Electric Corporation                          N/A                 6,588                    2.17%
Columbia Energy Services Corporation                58,203                     0                    2.17%
Columbia Energy Group                                  N/A               511,616                    2.17%
Columbia Gulf Transmission Company                       0                25,324                    2.17%
Columbia Gas of Virginia, Inc.                      13,003                21,081                    2.17%
NiSource Insurance Corporation, Ltd.                   N/A                   246                    2.17%
Columbia Gas of Kentucky, Inc.                           0                32,422                    2.17%
Columbia Gas of Maryland, Inc.                           0                16,714                    2.17%
CNS Microwave, Inc.                                    N/A                 1,944                    2.17%
Columbia Network Services Corporation                  N/A                 3,127                    2.17%
Columbia Gas of Ohio, Inc.                         180,573               136,088                    2.17%
Columbia of Ohio Receivables Corp                        0                   172                    2.17%
Columbia Gas of Pennsylvania, Inc.                  73,747                31,654                    2.17%
Columbia Remainder Corporation                           0                     0                    2.17%
Crossroads Pipeline                                 15,074                     0                    2.17%
NiSource Corporate Services Company                 80,547                     0                    2.17%
NiSource Development Company, Inc.                 184,176                     0                    2.17%
EnergyUSA, Inc.                                     32,466                     0                    2.17%
EnergyUSA, Inc. (MA)                                     0                 1,755                    2.17%
Kokomo Gas and Fuel Company                              0                 8,572                    2.17%
NiSource Capital Markets. Inc.                         N/A                   298                    2.17%
NI Energy Services, Inc.                            49,023                     0                    2.17%
NiSource Energy Technologies, Inc.                  22,707                     0                    2.17%
NiSource Finance Corp.                                 N/A               868,414                    2.17%
NiSource Inc.                                          N/A                63,152                    2.17%
Northern Indiana Fuel and Light Company, Inc.            0                11,210                    2.17%
Northern Indiana Public Service Company            528,680                     0                    2.17%
NIPSCO Receivables Corporation                           0                 1,276                    2.17%
NiSource Retail Service Corp                         1,516                     0                    2.17%
Granite State Gas Transmission                       9,292                     0                    2.17%
Northern Utilities, Inc.                             6,006                 8,906                    2.17%
PEI Holdings, Inc.                                 124,131                     0                    2.17%
Columbia Gas Transmission Corporation                    0                71,322                    2.17%
EnergyUSA-TPC Corp.                                 37,066                 5,851                    2.17%
------------------------------------------------------------------------------------------------------------------

                                                                      EXHIBIT #3


                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM # 11



                                                           GUARANTEES
                                                          ISSUED DURING
                                                         2ND QUARTER 2004
GUARANTOR                               SUBSIDIARY        (IN THOUSANDS)       PURPOSE
--------------------------------------------------------------------------------------
*NiSource did not issue any guarantees during the quarter
--------------------------------------------------------------------------------------

                                                                      EXHIBIT #4



                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15

As of September 30, (in thousands)                                        2004
-----------------------------------------------------------------------------------
ASSETS

PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                    $ 16,124,503
     Accumulated depreciation and amortization                          (7,203,631)
-----------------------------------------------------------------------------------
     Net Utility Plant                                                   8,920,872
-----------------------------------------------------------------------------------
     Other property, at cost, less accumulated depreciation                458,064
-----------------------------------------------------------------------------------
Net Property, Plant and Equipment                                        9,378,935
-----------------------------------------------------------------------------------
INVESTMENTS:
     Assets of discontinued operations and assets held for sale             19,201
     Unconsolidated affiliates                                              96,295
     Other investments                                                      73,635
-----------------------------------------------------------------------------------
          Total Investments                                                189,131
-----------------------------------------------------------------------------------
CURRENT ASSETS:
     Cash and cash equivalents                                              40,371
     Restricted cash                                                        19,936
     Accounts receivable - less reserve                                    318,316
     Unbilled revenue - less reserve                                        76,584
     Gas inventory                                                         555,732
     Underrecovered gas and fuel costs                                     185,640
     Material and supplies, at average cost                                 71,335
     Electric production fuel, at average cost                              26,475
     Price risk management asset                                           113,296
     Exchange gas receivable                                               168,260
     Regulatory assets                                                     126,216
     Prepayments and other                                                  59,252
-----------------------------------------------------------------------------------
          Total Current Assets                                           1,761,413
-----------------------------------------------------------------------------------
OTHER ASSETS:
     Price risk management asset                                           168,470
     Regulatory assets                                                     575,192
     Goodwill                                                            3,698,071
     Intangible assets                                                     522,123
     Deferred charges and other                                            169,455
-----------------------------------------------------------------------------------
          Total Other Assets                                             5,133,311
-----------------------------------------------------------------------------------
TOTAL ASSETS                                                          $ 16,462,790
===================================================================================

                                                                      EXHIBIT #4
                                  NISOURCE INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15

 As of September 30, (in thousands)                                       2004
----------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
     Common Stock Equity                                                   $  4,503,329
     Preferred Stocks -
        Subsidiary Companies
           Series without mandatory redemption provisions                        81,114
     Long-term debt, excluding amounts due within one year                    5,589,191
----------------------------------------------------------------------------------------
Total Capitalization                                                         10,173,634
----------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Current portion of long-term debt                                         368,034
      Short-term borrowings                                                     678,400
      Accounts payable                                                          295,099
      Dividends declared on common and preferred stocks                          61,689
      Customer deposits                                                          82,028
      Taxes accrued                                                             161,236
      Interest accrued                                                          140,908
      Overrecovered gas and fuel costs                                           27,132
      Price risk management liabilities                                          48,362
      Exchange gas payable                                                      249,799
      Current deferred revenue                                                   25,787
      Regulatory liabilities                                                     36,516
      Accrued liability for postretirement and pension benefits                  47,010
      Other accruals                                                            362,966
----------------------------------------------------------------------------------------
          Total current liabilities                                           2,584,966
----------------------------------------------------------------------------------------
OTHER:
      Price risk management liabilities                                           5,694
      Deferred income taxes                                                   1,639,114
      Deferred investment tax credits                                            80,632
      Deferred credits                                                           61,291
      Non-current deferred revenue                                               93,674
      Accrued liability for postretirement and pension benefits                 432,937
      Preferred stock liabilities with mandatory redemption provisions            1,238
      Regulatory liabilities and other removal costs                          1,175,989
      Other noncurrent liabilities                                              213,621
----------------------------------------------------------------------------------------
          Total other                                                         3,704,190
----------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                       $ 16,462,790
========================================================================================

                                                                      EXHIBIT #5


                              COLUMBIA ENERGY GROUP
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15

As of September 30, (in thousands)                                   2004
------------------------------------------------------------------------------
ASSETS

PROPERTY, PLANT AND EQUIPMENT
   Utility Plant                                                  $ 8,302,805
   Accumulated depreciation and amortization                       (3,705,700)
------------------------------------------------------------------------------
   Net utility plant                                                4,597,105
------------------------------------------------------------------------------
   Other property, at cost, less accumulated depreciation               1,839
------------------------------------------------------------------------------
Net Property, Plant and Equipment                                   4,598,943
------------------------------------------------------------------------------

INVESTMENTS AND OTHER ASSETS
   Assets of discontinued operations and assets held for sale          19,201
   Unconsolidated affiliates                                           35,200
   Other investments                                                   41,970
------------------------------------------------------------------------------
Total Investments                                                      96,371
------------------------------------------------------------------------------

CURRENT ASSETS
   Cash and cash equivalents                                          327,995
   Restricted cash                                                        625
   Accounts receivable - less reserve                                 176,584
   Unbilled revenue  - less reserve                                    31,678
   Gas inventory                                                      389,943
   Underrecovered gas and fuel costs                                  141,571
   Materials and supplies, at average cost                             20,914
   Price risk management assets                                        53,639
   Exchange gas receivable                                            123,940
   Regulatory assets                                                   96,654
   Prepayments and other                                               40,131
------------------------------------------------------------------------------
Total Current Assets                                                1,403,674
------------------------------------------------------------------------------

OTHER ASSETS
   Price risk management assets                                       122,942
   Regulatory assets                                                  348,444
   Intangible assets                                                       36
   Deferred charges and other                                         105,691
------------------------------------------------------------------------------
Total Other Assets                                                    577,113
------------------------------------------------------------------------------
TOTAL ASSETS                                                      $ 6,676,101
==============================================================================

                                                                     EXHIBIT #5


                             COLUMBIA ENERGY GROUP
                     QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                               FILE NO. 70-10169
                                    ITEM #15

As of September 30, (in thousands)                                         2004
-----------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES

CAPITALIZATION
Common Stock Equity                                                     $2,823,670
Long-term debt, excluding amounts due within one year                    1,356,662
-----------------------------------------------------------------------------------
Total Capitalization                                                     4,180,332
-----------------------------------------------------------------------------------
CURRENT LIABILITIES
   Current portion of long-term debt                                           318
   Accounts payable                                                        134,642
   Customer deposits                                                        23,057
   Taxes accrued                                                           114,445
   Interest accrued                                                         36,495
   Overrecovered gas and fuel costs                                          7,854
   Price risk management liabilities                                         6,594
   Exchange gas payable                                                    247,988
   Current deferred revenue                                                 23,602
   Regulatory liabilities                                                   29,822
   Accrued liability for postretirement and postemployment benefits         18,020
   Other accruals                                                          281,386
-----------------------------------------------------------------------------------
Total Current Liabilities                                                  924,223
-----------------------------------------------------------------------------------
OTHER LIABILITIES AND DEFERRED CREDITS
   Deferred income taxes                                                   806,992
   Deferred investment tax credits                                          25,827
   Deferred credits                                                         50,286
   Noncurrent deferred revenue                                              93,173
   Accrued liability for postretirement and postemployment benefits         92,374
   Regulatory liabilities and other cost of removal                        378,397
   Other noncurrent liabilities                                            124,497
-----------------------------------------------------------------------------------
Total Other                                                              1,571,546
-----------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES                                                    -
-----------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                    $6,676,101
===================================================================================

                                                                      EXHIBIT #6
                    NORTHERN INDIANA PUBLIC SERVICE COMPANY
                     QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                               FILE NO. 70-10169
                                    ITEM #15


As of September 30, (in thousands)                                              2004
----------------------------------------------------------------------------------------
ASSETS

PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                          $ 6,698,187
     Accumulated depreciation and amortization                               (3,165,059)
----------------------------------------------------------------------------------------
     Net Utility Plant                                                        3,533,128
----------------------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS                                                    2,319
----------------------------------------------------------------------------------------
CURRENT ASSETS:
     Cash and cash equivalents                                                    1,604
     Restricted cash                                                              7,782
     Accounts receivable - less reserve                                          60,330
     Unbilled revenue - less reserve                                             31,044
     Material and supplies, at average cost                                      44,284
     Electric production fuel, at average cost                                   26,475
     Natural gas in storage, at last in, first-out cost                         104,990
     Price risk management assets                                                 9,762
     Regulatory assets                                                           18,487
     Prepayments and other                                                       50,271
----------------------------------------------------------------------------------------
Total Current Assets                                                            355,029
----------------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                          196,150
     Intangible assets                                                           30,820
     Deferred charges and other                                                   6,109
----------------------------------------------------------------------------------------
Total Other Assets                                                              233,079
----------------------------------------------------------------------------------------
TOTAL ASSETS                                                                $ 4,123,555
========================================================================================

                                                                      EXHIBIT #6



                     NORTHERN INDIANA PUBLIC SERVICE COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15

As of September 30, (in thousands)                                              2004
----------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
Common shareholder's equity                                                 $ 1,111,274
Preferred Stocks -
      Series without mandatory redemption provisions                             81,114
Long-term debt, excluding amount due within one year                            497,828
----------------------------------------------------------------------------------------
Total Capitalization                                                          1,690,216
----------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Current portion of long-term debt                                          73,275
      Short-term borrowings                                                     504,848
      Accounts payable                                                          111,076
      Dividends declared on common and preferred stock                            1,063
      Customer deposits                                                          54,087
      Taxes accrued                                                              88,364
      Interest accrued                                                            7,283
      Overrecovered gas and fuel costs                                           17,641
      Price risk management liabilities                                             661
      Accrued liability for postretirement and pension benefits                  23,027
      Other accruals                                                             63,744
----------------------------------------------------------------------------------------
          Total current liabilities                                             945,069
----------------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                                     457,493
      Deferred investment tax credits                                            51,939
      Deferred credits                                                           19,162
      Accrued liability for postretirement and pension benefits                 233,279
      Preferred stock liabilities with mandatory redemption provisions            1,238
      Regulatory liabilities and other removal costs                            704,451
      Other noncurrent liabilities                                               20,708
----------------------------------------------------------------------------------------
          Total other                                                         1,488,270
----------------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                        $ 4,123,555
========================================================================================

                                                                      EXHIBIT #7
                             BAY STATE GAS COMPANY
                     QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                               FILE NO. 70-10169
                                    ITEM #15

As of September 30, (in thousands)                                        2004
----------------------------------------------------------------------------------
ASSETS

PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                    $   951,392
     Accumulated depreciation and amortization                           (255,630)
----------------------------------------------------------------------------------
     Net Utility Plant                                                    695,762
----------------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS                                              1,855
----------------------------------------------------------------------------------
INVESTMENTS:
     Unconsolidated affiliates                                                 34
----------------------------------------------------------------------------------
          Total Investments                                                    34
----------------------------------------------------------------------------------
CURRENT ASSETS:
     Cash and cash equivalents                                              2,055
     Restricted cash                                                          233
     Accounts receivable - less reserve                                    34,290
     Unbilled revenue - less reserve                                       12,501
     Gas Inventory                                                         42,208
     Underrecovered gas and fuel costs                                     40,968
     Material and supplies, at average cost                                 4,419
     Price risk management asset                                            1,808
     Exchange gas receivable                                               38,555
     Regulatory assets                                                     10,845
     Prepayments and other                                                  3,580
----------------------------------------------------------------------------------
          Total Current Assets                                            191,462
----------------------------------------------------------------------------------
OTHER ASSETS:
     Price risk management asset                                              131
     Regulatory assets                                                     38,586
     Intangible assets                                                    464,196
     Deferred charges and other                                            12,852
----------------------------------------------------------------------------------
          Total Other Assets                                              515,765
----------------------------------------------------------------------------------
TOTAL ASSETS                                                          $ 1,404,878
==================================================================================

                                                                      EXHIBIT #7


                              BAY STATE GAS COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15


As of September 30, (in thousands)                                      2004
-------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
      Common shareholder's equity                                    $ 540,502
      Long-term debt excluding amt due within one year                 162,667
-------------------------------------------------------------------------------
          Total Capitalization                                         703,169
-------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Current portion of long-term debt                                 10,833
      Short-term borrowings                                            204,156
      Accounts payable                                                  33,268
      Customer deposits                                                  4,171
      Interest accrued                                                   1,057
      Regulatory liabilities                                             6,071
      Other accruals                                                    23,109
-------------------------------------------------------------------------------
          Total current liabilities                                    282,665
-------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                            292,307
      Deferred investment tax credits                                    2,180
      Accrued liability for postretirement and pension benefits         21,247
      Regulatory liabilities and other removal costs                    95,933
      Other noncurrent liabilities                                       7,377
-------------------------------------------------------------------------------
          Total other                                                  419,044
-------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                               $ 1,404,878
===============================================================================

                                                                      EXHIBIT #8


                            NORTHERN UTILITIES, INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15


As of September 30, (in thousands)                                      2004
--------------------------------------------------------------------------------
ASSETS

PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                    $ 183,161
     Accumulated depreciation and amortization                          (45,195)
--------------------------------------------------------------------------------
     Net Utility Plant                                                  137,966
--------------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS                                            1,781
--------------------------------------------------------------------------------
INVESTMENTS:
     Unconsolidated affiliates                                                2
--------------------------------------------------------------------------------
          Total Investments                                                   2
--------------------------------------------------------------------------------
CURRENT ASSETS:
     Cash and cash equivalents                                              424
     Restricted cash                                                        233
     Accounts receivable - less reserve                                   5,646
     Unbilled revenue - less reserve                                      2,358
     Gas inventory                                                        1,307
     Underrecovered gas and fuel costs                                    3,403
     Material and supplies, at average cost                                 867
     Price risk management asset                                          1,809
     Exchange gas receivable                                             25,129
     Prepayments and other                                                  315
--------------------------------------------------------------------------------
          Total Current Assets                                           41,491
--------------------------------------------------------------------------------
OTHER ASSETS:
     Price risk management asset                                            131
     Regulatory assets                                                   21,140
     Intangible assets                                                   78,429
     Deferred charges and other                                           1,785
--------------------------------------------------------------------------------
          Total Other Assets                                            101,485
--------------------------------------------------------------------------------
TOTAL ASSETS                                                          $ 282,725
================================================================================

                                                                      EXHIBIT #8


                            NORTHERN UTILITIES, INC.
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15

As of September 30, (in thousands)                                      2004
-------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
      Common shareholder's equity                                    $ 116,607
      Long-term debt excluding amt due within one year                  64,167
-------------------------------------------------------------------------------
          Total Capitalization                                         180,774
-------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Current portion of long-term debt                                    833
      Short-term borrowings                                              6,001
      Accounts payable                                                   9,238
      Customer deposits                                                  1,016
      Interest accrued                                                      50
      Regulatory liabilities                                             2,303
      Other accruals                                                     6,297
-------------------------------------------------------------------------------
          Total current liabilities                                     25,738
-------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                             53,381
      Deferred investment tax credits                                      221
      Accrued liability for postretirement and pension benefits          2,735
      Regulatory liabilities and other removal costs                    13,599
      Other noncurrent liabilities                                       6,277
-------------------------------------------------------------------------------
          Total other                                                   76,213
-------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                 $ 282,725
===============================================================================

                                                                      EXHIBIT #9

                           KOKOMO GAS AND FUEL COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15


As of September 30, (in thousands)                                      2004
-------------------------------------------------------------------------------
ASSETS

PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                    $ 57,676
     Accumulated depreciation and amortization                         (33,958)
-------------------------------------------------------------------------------
     Net Utility Plant                                                  23,718
-------------------------------------------------------------------------------
INVESTMENTS:
     Unconsolidated affiliates                                               5
-------------------------------------------------------------------------------
          Total Investments                                                  5
-------------------------------------------------------------------------------
CURRENT ASSETS:
     Cash and cash equivalents                                           1,872
     Accounts receivable - less reserve                                  9,376
     Unbilled revenue - less reserve                                       620
     Gas Inventory                                                         884
     Material and supplies, at average cost                                371
     Price risk management assets                                        1,123
     Prepayments and other                                                 108
-------------------------------------------------------------------------------
          Total Current Assets                                          14,354
-------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                     381
     Goodwill                                                           16,439
     Intangible assets                                                     159
     Deferred charges and other                                            181
-------------------------------------------------------------------------------
          Total Other Assets                                            17,160
-------------------------------------------------------------------------------
TOTAL ASSETS                                                          $ 55,237
--=============================================================================

-------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
      Common shareholder's equity                                     $ 39,623
-------------------------------------------------------------------------------
          Total Capitalization                                          39,623
-------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Accounts payable                                                   2,325
      Customer deposits                                                    524
      Taxes accrued                                                        822
      Interest accrued                                                     156
      Overrecovered gas and fuel costs                                   1,638
      Other accruals                                                     1,960
-------------------------------------------------------------------------------
          Total current liabilities                                      7,425
-------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                              3,830
      Deferred investment tax credits                                      402
      Accrued liability for postretirement and pension benefits          1,353
      Regulatory liabilities and other removal costs                     2,599
      Other noncurrent liabilities                                           5
-------------------------------------------------------------------------------
          Total other                                                    8,189
-------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                  $ 55,237
===============================================================================

                                                                     EXHIBIT #10


                     NORTHERN INDIANA FUEL AND LIGHT COMPANY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                        PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15


As of September 30, (in thousands)                                        2004
--------------------------------------------------------------------------------
ASSETS

PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                     $ 57,676
     Accumulated depreciation and amortization                          (24,743)
--------------------------------------------------------------------------------
     Net Utility Plant                                                   32,933
--------------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS                                              662
--------------------------------------------------------------------------------
CURRENT ASSETS:
     Cash and cash equivalents                                            2,027
     Accounts receivable - less reserve                                  10,728
     Unbilled revenue - less reserve                                        741
     Gas inventory                                                        5,796
     Underrecovered gas and fuel costs                                    3,101
     Material and supplies, at average cost                                 332
     Price risk management asset                                            622
     Prepayments and other                                                  175
--------------------------------------------------------------------------------
          Total Current Assets                                           23,522
--------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                       77
     Goodwill                                                            13,307
     Intangible assets                                                      591
     Deferred charges and other                                             585
--------------------------------------------------------------------------------
          Total Other Assets                                             14,560
--------------------------------------------------------------------------------
TOTAL ASSETS                                                           $ 71,677
================================================================================

--------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
      Common shareholder's equity                                      $ 51,022
--------------------------------------------------------------------------------
Total Capitalization                                                     51,022
--------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Accounts payable                                                    3,299
      Customer deposits                                                     152
      Taxes accrued                                                         825
      Interest accrued                                                       30
      Regulatory liabilities                                                622
      Other accruals                                                        528
--------------------------------------------------------------------------------
          Total current liabilities                                       5,456
--------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                               5,934
      Deferred investment tax credits                                       266
      Deferred credits                                                        2
      Accrued liability for postretirement and pension benefits           7,768
      Regulatory liabilities and other removal costs                      1,000
      Other noncurrent liabilities                                          229
--------------------------------------------------------------------------------
          Total other                                                    15,199
--------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                   $ 71,677
================================================================================

                                                                     EXHIBIT #11

                            COLUMBIA GAS OF KENTUCKY
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15


As of September 30, (in thousands)                                     2004
-------------------------------------------------------------------------------
ASSETS

PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                   $ 239,583
     Accumulated depreciation and amortization                         (85,880)
-------------------------------------------------------------------------------
     Net Utility Plant                                                 153,703
-------------------------------------------------------------------------------
CURRENT ASSETS:
     Cash and cash equivalents                                             273
     Accounts receivable - less reserve                                  6,348
     Unbilled revenue - less reserve                                     2,221
     Gas inventory                                                      20,256
     Underrecovered gas and fuel costs                                   5,909
     Material and supplies, at average cost                                 65
     Exchange gas receivable                                               263
     Regulatory assets                                                     496
     Prepayments and other                                                 996
-------------------------------------------------------------------------------
          Total Current Assets                                          36,827
-------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                   2,614
     Deferred charges and other                                          1,152
-------------------------------------------------------------------------------
          Total Other Assets                                             3,766
-------------------------------------------------------------------------------
TOTAL ASSETS                                                         $ 194,296
===============================================================================

                                                                     EXHIBIT #11
                            Columbia Gas of Kentucky
                      Quarterly Report Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                                File No. 70-10169
                                    Item #15

As of September 30, (in thousands)                                          2004
---------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
      Common shareholder's equity                                      $  74,080
      Long-term debt excluding amt due within one year                    42,123
---------------------------------------------------------------------------------
Total Capitalization                                                     116,203
---------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Current portion of long-term debt                                       34
      Accounts payable                                                    11,201
      Customer deposits                                                    2,558
      Taxes accrued                                                        2,763
      Interest accrued                                                        64
      Exchange gas payable                                                 4,005
      Regulatory liabilities                                               3,207
      Accrued liability for postretirement and pension benefits              163
      Other accruals                                                      11,201
---------------------------------------------------------------------------------
          Total current liabilities                                       35,196
---------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                               15,104
      Deferred investment tax credits                                      1,140
      Accrued liability for postretirement and pension benefits            1,507
      Regulatory liabilities and other removal costs                      23,779
      Other noncurrent liabilities                                         1,367
---------------------------------------------------------------------------------
          Total other                                                     42,897
---------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                   $ 194,296
=================================================================================

                                                                     EXHIBIT #12


                              COLUMBIA GAS OF OHIO
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15



As of September 30, (in thousands)                                       2004
--------------------------------------------------------------------------------
ASSETS

PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                  $ 1,609,445
     Accumulated depreciation and amortization                         (574,271)
--------------------------------------------------------------------------------
     Net Utility Plant                                                1,035,174
--------------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS                                            1,270
--------------------------------------------------------------------------------
CURRENT ASSETS:
     Cash and cash equivalents                                            3,207
     Accounts receivable - less reserve                                  45,086
     Unbilled revenue - less reserve                                     11,143
     Gas inventory                                                      249,321
     Underrecovered gas and fuel costs                                   93,389
     Material and supplies, at average cost                               2,000
     Exchange gas receivable                                             11,675
     Regulatory assets                                                   81,627
     Prepayments and other                                               11,145
--------------------------------------------------------------------------------
          Total Current Assets                                          508,593
--------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                  225,506
     Intangible assets                                                      318
     Deferred charges and other                                          78,597
--------------------------------------------------------------------------------
          Total Other Assets                                            304,421
--------------------------------------------------------------------------------
TOTAL ASSETS                                                        $ 1,849,458
================================================================================

                                                                     EXHIBIT #12

                              COLUMBIA GAS OF OHIO
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15


As of September 30, (in thousands)                                      2004
-------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
      Common shareholder's equity                                    $ 515,363
      Long-term debt excluding amt due within one year                 306,629
-------------------------------------------------------------------------------
Total Capitalization                                                   821,992
-------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Current portion of long-term debt                                    264
      Short-term borrowings                                            141,494
      Accounts payable                                                  85,165
      Customer deposits                                                 11,432
      Taxes accrued                                                     38,747
      Interest accrued                                                     973
      Price risk management liabilities                                  5,727
      Exchange gas payable                                              92,161
      Current deferred revenue                                           1,242
      Regulatory liabilities                                            24,323
      Accrued liability for postretirement and pension benefits          7,024
      Other accruals                                                   140,399
-------------------------------------------------------------------------------
          Total current liabilities                                    548,951
-------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                            162,607
      Deferred investment tax credits                                   14,529
      Accrued liability for postretirement and pension benefits         42,186
      Regulatory liabilities and other removal costs                   206,175
      Other noncurrent liabilities                                      53,018
-------------------------------------------------------------------------------
          Total other                                                  478,515
-------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                               $ 1,849,458
===============================================================================

                                                                     EXHIBIT #13


                          COLUMBIA GAS OF PENNSYLVANIA
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15


As of September 30, (in thousands)                                     2004
-------------------------------------------------------------------------------
ASSETS

PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                   $ 697,604
     Accumulated depreciation and amortization                        (236,843)
-------------------------------------------------------------------------------
     Net Utility Plant                                                 460,761
-------------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS                                               8
-------------------------------------------------------------------------------
CURRENT ASSETS:
     Cash and cash equivalents                                           1,492
     Accounts receivable - less reserve                                 30,110
     Unbilled revenue - less reserve                                    13,104
     Gas inventory                                                      88,101
     Underrecovered gas and fuel costs                                  42,273
     Material and supplies, at average cost                              1,191
     Exchange gas receivable                                            30,364
     Regulatory assets                                                   5,360
     Prepayments and other                                               2,732
-------------------------------------------------------------------------------
          Total Current Assets                                         214,727
-------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                  65,468
     Intangible assets                                                      36
     Deferred charges and other                                          3,043
-------------------------------------------------------------------------------
          Total Other Assets                                            68,547
-------------------------------------------------------------------------------
TOTAL ASSETS                                                         $ 744,043
===============================================================================

                                                                     EXHIBIT #13


                          COLUMBIA GAS OF PENNSYLVANIA
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15


As of September 30, (in thousands)                                      2004
-------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
      Common shareholder's equity                                    $ 216,659
      Long-term debt excluding amt due within one year                 185,215
-------------------------------------------------------------------------------
Total Capitalization                                                   401,874
-------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Short-term borrowings                                             66,284
      Accounts payable                                                  40,353
      Customer deposits                                                  2,607
      Taxes accrued                                                      5,836
      Interest accrued                                                      32
      Price risk management liabilities                                    868
      Exchange gas payable                                              39,587
      Regulatory liabilities                                               145
      Accrued liability for postretirement and pension benefits          4,168
      Other accruals                                                    39,440
-------------------------------------------------------------------------------
          Total current liabilities                                    199,320
-------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                            109,880
      Deferred investment tax credits                                    6,875
      Accrued liability for postretirement and pension benefits         10,250
      Regulatory liabilities and other removal costs                     8,689
      Other noncurrent liabilities                                       7,155
-------------------------------------------------------------------------------
          Total other                                                  142,849
-------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                 $ 744,043
===============================================================================

                                                                     EXHIBIT #14


                            COLUMBIA GAS OF VIRGINIA
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15



As of September 30, (in thousands)                                2004
-------------------------------------------------------------------------
ASSETS

PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                             $ 526,387
     Accumulated depreciation and amortization                  (120,732)
-------------------------------------------------------------------------
     Net Utility Plant                                           405,655
-------------------------------------------------------------------------
CURRENT ASSETS:
     Cash and cash equivalents                                       548
     Accounts receivable - less reserve                            9,139
     Unbilled revenue - less reserve                               4,163
     Gas inventory                                                26,586
     Material and supplies, at average cost                        1,125
     Exchange gas receivable                                       4,355
     Regulatory assets                                               255
     Prepayments and other                                         3,429
-------------------------------------------------------------------------
          Total Current Assets                                    49,600
-------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                             7,690
     Intangible assets                                                39
     Deferred charges and other                                   13,151
-------------------------------------------------------------------------
          Total Other Assets                                      20,880
-------------------------------------------------------------------------
TOTAL ASSETS                                                   $ 476,135
=========================================================================

-------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
      Common shareholder's equity                              $ 188,650
      Long-term debt excluding amt due within one year           130,175
-------------------------------------------------------------------------
Total Capitalization                                             318,825
-------------------------------------------------------------------------
CURRENT LIABILITIES:
      Short-term borrowings                                       11,599
      Accounts payable                                            17,598
      Customer deposits                                            6,006
      Taxes accrued                                                6,862
      Interest accrued                                                92
      Overrecovered gas and fuel costs                             4,156
      Exchange gas payable                                         7,916
      Regulatory liabilities                                         127
      Accrued liability for postretirement and pension benefits    2,124
      Other accruals                                               8,478
-------------------------------------------------------------------------
          Total current liabilities                               64,958
-------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                       39,252
      Deferred investment tax credits                              1,819
      Accrued liability for postretirement and pension benefits    5,185
      Regulatory liabilities and other removal costs              18,973
      Other noncurrent liabilities                                27,123
-------------------------------------------------------------------------
          Total other                                             92,352
-------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                           $ 476,135
=========================================================================

                                                                     EXHIBIT #15


                            COLUMBIA GAS OF MARYLAND
                      QUARTERLY REPORT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                                FILE NO. 70-10169
                                    ITEM #15


As of September 30, (in thousands)                                     2004
------------------------------------------------------------------------------
ASSETS

PROPERTY, PLANT, AND EQUIPMENT:
     Utility plant                                                   $ 86,989
     Accumulated depreciation and amortization                        (26,352)
------------------------------------------------------------------------------
     Net Utility Plant                                                 60,637
------------------------------------------------------------------------------
OTHER PROPERTY AND INVESTMENTS                                              1
------------------------------------------------------------------------------
CURRENT ASSETS:
     Cash and cash equivalents                                            161
     Accounts receivable - less reserve                                 6,111
     Unbilled revenue - less reserve                                      893
     Gas inventory                                                      5,679
     Material and supplies, at average cost                               620
     Exchange gas receivable                                                1
     Regulatory assets                                                    238
     Prepayments and other                                              1,316
------------------------------------------------------------------------------
          Total Current Assets                                         15,019
------------------------------------------------------------------------------
OTHER ASSETS:
     Regulatory assets                                                  1,563
     Deferred charges and other                                            71
------------------------------------------------------------------------------
          Total Other Assets                                            1,634
------------------------------------------------------------------------------
TOTAL ASSETS                                                         $ 77,291
==============================================================================

------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
      Common shareholder's equity                                    $ 25,329
      Long-term debt excluding amt due within one year                 18,975
------------------------------------------------------------------------------
Total Capitalization                                                   44,304
------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Accounts payable                                                  3,549
      Customer deposits                                                   454
      Taxes accrued                                                       785
      Interest accrued                                                      5
      Overrecovered gas and fuel costs                                  3,697
      Exchange gas payable                                                411
      Regulatory liabilities                                                4
      Accrued liability for postretirement and pension benefits           333
      Other accruals                                                    2,004
------------------------------------------------------------------------------
          Total current liabilities                                    11,242
------------------------------------------------------------------------------
OTHER:
      Deferred income taxes                                             6,710
      Deferred investment tax credits                                     661
      Accrued liability for postretirement and pension benefits         1,192
      Regulatory liabilities and other removal costs                   12,499
      Other noncurrent liabilities                                        683
------------------------------------------------------------------------------
          Total other                                                  21,745
------------------------------------------------------------------------------
TOTAL CAPITALIZATION AND LIABILITIES                                 $ 77,291
==============================================================================